UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MediciNova, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

58468P206

(CUSIP Number)

Hiroe Satou

Member of the Board and Senior Director, Corporate Finance & Management

KISSEI PHARMACEUTICAL CO., LTD

19-48, Yoshino, Matsumoto City, Nagano Prefecture 399-8710, Japan

81-263-25-9081

With a copy to:

Robert F. Kornegay

Wilson Sonsini Goodrich & Rosati

12235 El Camino Real, Suite 200

San Diego, CA 92130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 58468P206

1.	Names of Reporting Persons. KISSEI PHARMACEUTICAL CO., LTD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nagano, Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,200,000 (1)
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 2,200,000 (1)
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,000 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 2,200,000 shares of the Issuer’s Common Stock issuable upon conversion of 220,000 outstanding shares of Series B Convertible Preferred Stock, as acquired by the Reporting Person on October 13, 2011. The Series B Convertible Preferred Stock is convertible into Common Stock at any time at the election of the Reporting Person.
(2)	Percentage based on 32,247,195 shares of Common Stock reported by Issuer as outstanding as of April 15, 2016 in its Definitive Proxy Statement on Schedule 14A plus 2,200,000 shares of Common Stock beneficially held by the Reporting Person as of May 17, 2016.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on October 19, 2011 (the “Statement”) relating to the common stock (the “Common Stock”), par value $0.001 per share, of MediciNova, Inc., a Delaware Corporation (the “Company”). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Statement.

Items 2, 3, 4 and 5 of the Statement are hereby amended and supplements as follows:

Item 2. Identity and Background

Item 2 is hereby amended and restated to read in its entirety as follows:

This Statement is being filed by KISSEI PHARMACEUTICAL CO., LTD. (“Kissei”). Kissei is a joint stock corporation organized under the laws of Japan. The address of the principal business and principal office of Kissei is 19-48, Yoshino, Matsumoto-City, Nagano-Prefecture 399-8710, Japan.

Kissei’s principal business is the research, development and marketing of pharmaceutical products. Kissei was founded in 1946 and has grown into one of Japan’s leading pharmaceutical companies. Kissei’s management vision is to be a research and development-oriented pharmaceutical company that contributes to the health of people around the world through developing and offering innovative drugs.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Kissei is set forth on Schedule A attached hereto. During the last five years, none of Kissei nor, to the knowledge of Kissei, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following thereto:

On May 17, 2016, Kissei sold 800,000 shares of the Company’s Common Stock. No funds were used in making the transactions giving rise to this Amendment.

Item 4. Purpose of Transaction

The information set forth in Item 3 of the Statement and this Amendment is hereby incorporated by reference in its entirety into this Item 4.

Item 4 is hereby amended by adding the following thereto:

The Shares held by Kissei are held for investment purposes. Kissei intends to continuously review their investment in the Company, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, Kissei specifically reserves the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), Kissei currently expects that they would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its business generally; other business opportunities available to Kissei; developments with respect to the business of Kissei; changes in law and government regulations; general economic conditions and the conditions in the industries served by Kissei and the Company, respectively; and money and stock market conditions, including the market price of the securities of the Company; and Kissei’s contractual obligations with respect to the Shares.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Kissei is set forth on Schedule A attached hereto

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) and (b)

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding was assumed to be 34,447,195, consisting of 32,247,195 shares outstanding on April 15, 2016 as reported by the Company in its Definitive Proxy Statement on Schedule 14A plus 2,200,000 shares of Common Stock issuable upon conversion of 220,000 shares of Series B Preferred acquired by Kissei on October 13, 2011.

As of May 17, 2016, Kissei beneficially owns 2,200,000 shares of Common Stock issuable upon conversion of outstanding shares of Series B Preferred held by Kissei, representing approximately 6.4% of the Company’s outstanding Common Stock. For purposes of this calculation, Kissei has assumed no exercise or conversion of any other outstanding securities that may be exercisable for or convertible into Common Stock.

Kissei has sole voting and dispositive power with respect to the Common Stock issuable upon the conversion of the Series B Preferred. The Series B Preferred does not have voting rights.

(c)

Except for the transactions described above, to the knowledge of Kissei, no transactions in the class of securities reported have been effected during the past 60 days by Kissei or any person named in Schedule A.

(d)

To the knowledge of Kissei, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 17, 2016

Kissei Pharmaceutical Co., Ltd.

By:	/s/ Mutsuo Kanzawa

Print Name:	Mutsuo Kanzawa
Print Title:	Chairman and Chief Executive Officer

SCHEDULE A

Directors and Executive Officers of Kissei

The name, current principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of KISSEI PHARMACEUTICAL CO. LTD. (“Kissei”) are set forth below. Unless otherwise indicated, the business address of each director and officer is care of KISSEI PHARMACEUTICAL CO. LTD., 19-48, Yoshino, Matsumoto-City, Nagano-Prefecture 399-8710, Japan. Unless otherwise indicated, each occupation set forth under an individual’s name refers to employment with Kissei. All directors and officers listed below are citizens of Japan.

Name and Address	Present Principal Occupation or Employment

Mutsuo Kanzawa	Chairman and Chief Executive Officer

Masaki Morozumi	President and Chief Operating Officer

Masuo Akahane	Executive Vice President

Hiroe Sato	Executive Managing Director

Masayuki Isaji	Managing Director

Keiji Fukushima	Managing Director

Yoshio Furihata	Member of the Board

Takuo Asakawa	Member of the Board

Kename Hashimoto	Member of the Board

Yasuo Takehana	Member of the Board

Kenji So	Member of the Board

Hidetoshi Kanai	Member of the Board

Tetsu Takayama	Member of the Board

Shigetaka Shimizu	Member of the Board